Exhibit 16

EXECUTION COPY

SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT, dated as of May 12, 2015 (“Agreement”), by and between THE BANK OF NEW YORK MELLON, as depositary (the “Depositary”), on the one hand, and METLIFE CHILE INVERSIONES LIMITADA (“Buyer”), on the other hand.

WHEREAS, Administradora de Fondos de Pensiones Provida S.A. (the “Company”), the Depositary and holders (“ADR Holders”) of American Depositary Receipts (“ADR”) of the Company entered into a deposit agreement, dated as of November 22, 1994, as amended and restated as of February 7, 1996, as further amended and restated as of August 19, 1999 (the “Deposit Agreement”);

WHEREAS, Banco Itaú was appointed as the Custodian (as defined in the Deposit Agreement) (the “Custodian”) under the Deposit Agreement by the Depositary;

WHEREAS, the Deposit Agreement terminated on September 18, 2014 (the “Deposit Agreement Termination Date”);

WHEREAS, Section 6.02 of the Deposit Agreement allows the Depositary at any time after the expiration of six (6) months from the Deposit Agreement Termination Date to sell at public or private sale, at such place or places and upon such terms as it may deem proper, the Deposited Securities (as defined in the Deposit Agreement) then held thereunder; and

WHEREAS, this Agreement sets forth the terms and conditions upon which the Depositary will sell to Buyer, and Buyer will purchase from the Depositary, the Sale Shares (as defined below).

NOW, THEREFORE, in consideration of and reliance upon the foregoing and the mutual agreements contained herein, the parties hereto agree as follows:

1. Purchase and Sale of Shares. Subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties and covenants contained herein, the Depositary hereby agrees to, and shall cause the Custodian to, sell, assign and transfer to Buyer, and Buyer hereby agrees to purchase and accept from the Depositary, at the Closing (as defined below), the Sale Shares for a purchase price per Share (as defined in the Deposit Agreement) equal to the volume weighted average price at which the Shares have traded on the Santiago Stock Exchange (Bolsa de Valores) during the period beginning on May 7, 2015 and ending on the third (3rd) business day prior to the Closing Date (as defined below) as reported by Bloomberg L.P., except that the purchase price per Share shall in no event be less than Three Thousand Ninety Two Five Cent Chilean Pesos (Ch$3,092.05) or, subject to Section 8(d), more than Three Thousand Three Hundred Chilean Pesos (Ch$3,300.00) (the “Purchase Price”), without interest or adjustment, free and clear of all liens, equities, claims, options, proxies, voting agreements, charges and encumbrances of whatever nature (collectively, “Liens”) created by, or resulting from any action (or lack thereof) undertaken by, the Depositary, the Custodian or their agents, except for any Liens pursuant to the Deposit Agreement (“Permitted Liens”) payable at the Closing (against delivery of the Sale Shares pursuant to Section 3(e) of this Agreement) by wire transfer in immediately available funds to an account previously specified in writing by the Depositary.

2. Definitions. For purposes of this Agreement:

(a) an “affiliate” of a person shall mean any entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with such person;

(b) “business day” means any day other than a Saturday, a Sunday or a day on which banks in Santiago (Chile) or New York City (New York, United States) are authorized or obligated by law or executive order to close;

(c) “Alternative Proposal” means any unsolicited written proposal or offer made by any person (other than Buyer or any of its affiliates) for the acquisition or purchase, directly or indirectly, of any or all of the Sale Shares;

(d) “Company Material Adverse Effect” means with respect to the Company any event, circumstance, development, occurrence, fact, condition, effect or change that, individually or in the aggregate with any other change, event, circumstance, development, occurrence, fact, condition and/or effect has had or would reasonably be expected to have a materially adverse effect on the business, operations, results of operations, cash flows, assets, liabilities, condition (financial or otherwise) or prospects thereof; provided, however, that “Company Material Adverse Effect” shall not include any adverse effect (i) that results from the announcement, implementation or closing of the transactions contemplated hereby; (ii) that is due to any change in applicable laws or generally accepted accounting principles or interpretations, or (iii) that is due to any event, circumstance, development, occurrence, fact, condition, effect or change, which: (x) affects domestic or foreign economies or securities or financial markets in general; (y) affects the industries in which the Company operates; or (z) is caused by acts of terrorism or war (whether or not declared) or any natural or man-made disaster or acts of God; provided, further, that with respect to the foregoing clauses (ii) and (iii), such event, occurrence, fact, condition, effect or change does not disproportionately impact the Company or its business in comparison to other participants in the industry or comparable companies;

(e) “Ch$” means Chilean Pesos;

(f) “Sale Shares” means:

(i)	Four Million Nine Hundred Seventy Nine Thousand Three Hundred Fifty Five (4,979,355) Shares; plus

(ii)	any other securities of the Company (or any successor entity thereof) received by the Depositary or the Custodian in lieu of Shares; less

(iii)	any Shares that the Depositary is required by applicable law or contract to deliver to the Company (or any successor entity thereof) in order to receive the substitute securities described in Section 2(f)(ii); less

(iv)	any Deposited Securities that the Depositary is required to deliver to ADR Holders upon surrenders of Receipts (as defined in the Deposit Agreement) pursuant to Section 2.05 and Section 6.02 of the Deposit Agreement during the period beginning on the date hereof and ending on the third (3rd) business day prior to the Closing Date, and all rights attaching thereto, including voting rights and the right to all dividends or other distributions having a record date after the Closing Date; and

(g) “Superior Proposal” means a bona fide unsolicited written Alternative Proposal from a third party that is not subject to any conditions and if consummated would result in such person or its shareholders owning, directly or indirectly, all of the Sale Shares for a purchase price per Share higher than the greater of (i) Three Thousand Three Hundred Chilean Pesos (Ch$3,300.00) or (ii) the Purchase Price as may be proposed to be amended by Buyer pursuant to Section 8(d).

3. Closing; Closing Conditions; Deliveries; Payment.

(a) Notwithstanding anything in this Agreement to the contrary, the closing of the purchase and sale of Sale Shares (the “Closing”) shall take place at (i) 10:00 a.m. New York City time, on the third (3rd) business day after the satisfaction or (to the extent permitted by applicable law) waiver of all of the conditions to the Closing (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or (ii) such other time as shall be mutually agreed to by the Depositary and Buyer (such date, the “Closing Date”).

(b) The obligations of each of the Depositary and Buyer to effect the Closing are subject to the absence of any:

(i)	injunction, restraining order or decree of any nature issued by any court, governmental authority or regulatory agency of competent jurisdiction restraining or prohibiting the Closing, making the transactions contemplated by this Agreement illegal or causing any of the transactions contemplated hereunder to be rescinded following completion thereof; and

(ii)	pending third-party litigation, arbitration or administrative action which is reasonably expected to have a material adverse effect on the legality, validity or enforceability of this Agreement.

(c) The obligations of the Depositary to effect the Closing are further subject to:

(i)	the representations and warranties of Buyer set forth in Section 5 being true and correct in all material respects as of the date hereof and as of the Closing Date (except to the extent given as to a specific date, in which case, as of such specific date);

(ii)	the performance in all material respects by Buyer of all of the covenants set forth herein to be performed by it on or prior to the Closing Date; and

(iii)	the Depositary having received a certificate, dated as of the Closing Date, signed on behalf of Buyer by an appropriate officer thereof, certifying the satisfaction of the conditions set out in Section 3(c)(i) and Section 3(c)(ii).

(d) The obligations of Buyer to effect the Closing are further subject to:

(i)	the representations and warranties of the Depositary set forth in Section 4 being true and correct in all material respects as of the date hereof and as of the Closing Date (except to the extent given as to a specific date, in which case, as of such specific date);

(ii)	the performance in all material respects by the Depositary of all of the covenants set forth herein to be performed by it on or prior to the Closing Date;

(iii)	Buyer having received a certificate, dated as of the Closing Date, signed on behalf of the Depositary by an appropriate officer thereof, certifying the satisfaction of the conditions set out in Section 3(d)(i) and Section 3(d)(ii);

(iv)	no Company Material Adverse Effect shall have occurred since the date hereof;

(v)	(A) at least thirty (30) days shall have elapsed since a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) has been filed with the United States Securities and Exchange Commission (the “SEC”) in accordance with the applicable regulations of the SEC and the rules promulgated thereunder and (B) the SEC or its staff shall have confirmed to the Company that the SEC and its staff have no outstanding comments with respect to the Transaction Statement; and

(vi)	all dividends declared and approved by the Company prior to the date hereof shall have been paid.

(e) At the Closing, (i) the Depositary shall transfer, convey and deliver, and shall cause the Custodian to transfer, convey and deliver, to Buyer, free and clear of all Liens created by, or resulting from any action (or lack thereof) undertaken by, the Depositary, the Custodian or their agents, the Sale Shares, and deliver to Buyer (A) an original copy of the duly executed certificate referred to in Section 3(d)(iii); (B) evidence satisfactory to Buyer of the registration of such transfer, conveyance and delivery in the books of the Custodian, the Company’s transfer agent and the Company; and (C) such other documents and instruments as the Depositary and Buyer mutually agree to be reasonably necessary to consummate the transactions contemplated hereby; and (ii) Buyer shall deliver to the Depositary (A) the Purchase Price for the Sale Shares, delivered pursuant to Section 1 hereof and in accordance therewith; (B) an original copy of the duly executed certificate referred to in Section 3(c)(iii); and (C) such other documents and instruments as the Depositary and Buyer mutually agree to be reasonably necessary to consummate the transactions contemplated hereby.

4. Representations and Warranties of the Depositary. The Depositary represents and warrants to Buyer as follows:

(a) the Depositary has the necessary legal capacity, power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement;

(b) this Agreement has been duly and validly authorized, executed and delivered by the Depositary and, assuming due authorization, execution and delivery by and on behalf of Buyer, constitutes a legal, valid and binding obligation of the Depositary, enforceable in accordance with its terms;

(c) as of the date hereof and as of the Closing Date, the Depositary is the record owner of the Sale Shares, free and clear of any Liens created by, or resulting from any action (or lack thereof) undertaken by, the Depositary, the Custodian or their agents (other than any Permitted Liens), and will transfer at Closing to Buyer good and valid title to the Sale Shares, free and clear of any Liens created by, or resulting from any action (or lack thereof) undertaken by, the Depositary, the Custodian or their agents;

(d) as of the date hereof and as of the Closing Date, other than the Sale Shares, the Depositary is not the owner, beneficially or of record, of any Shares or other Deposited Securities;

(e) the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (i) violate or conflict with any provision of the trust, charter or organizational documents or by-laws or comparable documents of the Depositary, (ii) result in the imposition of any Liens (other than Permitted Liens) under, cause or permit the acceleration of any obligation under, or violate or conflict with the terms, conditions or provisions of, any note, indenture, security agreement, lease, guaranty, joint venture agreement, or other contract, agreement or instrument to which the Depositary is a party or by which the Depositary or any of the Sale Shares is bound, including, without limitation, the agreement between the Depositary and the Custodian appointing the Custodian as the Custodian under the Deposit Agreement, or (iii) result in a breach or violation by such the Depositary of any law, rule or regulation or any order, injunction, judgment or decree of any court, governmental authority or regulatory agency;

(f) except for fees and commissions that will be paid in full by the Depositary or the Custodian from the proceeds of the sale of the Sale Shares, without charge to Buyer, there are no claims for brokerage commissions or finder’s fees or agent’s commissions or other like payment in connection with this Agreement or the transactions contemplated hereby; and

(g) the Depositary has timely paid all Taxes required to be paid by it with respect to Tax periods (or portions thereof) occurring prior to the Closing with respect to the acquisition, ownership or disposition of the Sale Shares by the Depositary, the Custodian or their agents. The term “Tax” or “Taxes” means all net income, gross income, gross receipts, sales, use, ad valorem, transfer, excess profits, franchise, profits, withholding, excise, stamp, premium, property, capital stock, capital gains or windfall profits taxes, customs duties or other taxes, fees, assessments or governmental charges of any kind whatsoever, together with any interest and penalties, additions to tax or additional amounts imposed with respect thereto.

5. Representations and Warranties of Buyer. Buyer represents and warrants to the Depositary as follows:

(a) Buyer has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and consummate the transactions contemplated hereby, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement;

(b) this Agreement has been duly and validly authorized, executed and delivered by Buyer and, assuming due authorization, execution and delivery by and on behalf of the Depositary, constitutes a legal, valid and binding agreement of Buyer, enforceable in accordance with its terms; and

(c) except for fees or commissions payable to any Chilean custodian of Buyer that will be paid in full by Buyer, without charge to the Depositary, there are no claims for brokerage commissions or finder’s fees or agent’s commissions or other like payment in connection with this Agreement or the transactions contemplated hereby.

6. Taxes. The Depositary shall make full and timely payment of any Taxes owed by the Depositary, and shall cause the Custodian to make full and timely payment of any Taxes owed by the Custodian, in connection with the execution, delivery and performance of this Agreement and the sale of the Sale Shares contemplated herein. Anything in the preceding sentence to the contrary notwithstanding, the Depositary shall be responsible for, and shall pay, any Taxes imposed with respect to the transfer of the Sale Shares, except for any Taxes that are payable by Buyer under Chilean law. After the Closing, the Depositary shall hold the net proceeds of the sale of the Sale Shares, together with any other cash then held by the Depositary, in accordance with the terms of Section 6.02 of the Deposit Agreement and the Depositary’s notice to ADR holders dated March 6, 2015, for the pro rata benefit of the holders of ADRs which have not been surrendered prior to the third (3rd) business day prior to the Closing Date, such holders thereupon becoming general creditors of the Depositary with respect to such net proceeds.

7. No Sale or Lien. Except as contemplated hereby or with the prior written consent of Buyer, from and after the date hereof until the Closing Date, the Depositary shall not sell, assign, transfer, pledge, hypothecate or otherwise encumber in any manner whatsoever, or create any Lien (other than Permitted Liens) on any of the Sale Shares or agree to do any of the foregoing. Any such sale, assignment, transfer, pledge, hypothetication or other encumbrance of any of the Sale Shares that is not in compliance with this Section 7 shall be null and void.

8. No Solicitation.

(a) From and after the date hereof until the Closing Date, the Depositary shall not, and shall cause its officers, directors, employees, consultants, investment bankers, attorneys, accountants, the Custodian or other agents (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate, or knowingly take any other action designed to facilitate any inquiry with respect to, or the making, submission or announcement of, any Alternative Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding an Alternative Proposal with, or otherwise cooperate in any way with, any person (other than Buyer or any of its affiliates or Representatives) relating to an Alternative Proposal. The Depositary agrees that it shall immediately cease and cause to be terminated all existing discussions, negotiations and communications, if any, with any persons with respect to any Alternative Proposal.

(b) Notwithstanding the limitations set forth in Section 8(a), if at any time following the date hereof and prior to the Closing Date, the Depositary receives, on an unsolicited basis, a bona fide written Alternative Proposal from a third party (that did not arise or result from any breach of this Section 8) that constitutes, or is reasonably expected to constitute, a Superior Proposal, then the Depositary may engage in discussions or negotiations with the third party (including such third party’s Representatives) with respect to the Alternative Proposal.

(c) The Depositary shall promptly (and in any event within twenty four (24) hours) orally and in writing notify Buyer if any inquiries, proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, the Depositary or any of its Representatives, in each case, in connection with, or which could reasonably be expected to result in, an Alternative Proposal, which notice shall identify the name of the person making such inquiry, proposal or request or seeking such negotiations or discussions and the material terms and conditions of such inquiry, proposal or request and include copies of all written materials provided to the Depositary or any of its Representatives that describe any terms and conditions of any inquiry, proposal or request (and any subsequent changes to such terms and conditions). The Depositary shall keep Buyer reasonably informed on a reasonably current basis (and in any event within twenty four (24) hours) of any material developments, discussions or negotiations regarding any Alternative Proposals or any material change to the financial or other terms of any such Alternative Proposal.

(d) The Depositary shall not adopt, or publicly propose to adopt, or execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, acquisition agreement, option agreement or other agreement, commitment, arrangement or understanding contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any Alternative Proposal. Notwithstanding anything to the contrary set forth in this Section 8, upon receipt (and in any event no later than twenty (24) hours therefrom) by the Depositary of a Superior Proposal after the date hereof, the Depositary shall deliver to Buyer a written notice (a “Superior Proposal Notice”) informing Buyer of the receipt of such Superior Proposal, which notice shall include a description of the terms and conditions of the Superior Proposal, the identity of the person making the proposal, a copy of the proposed definitive agreement for such Superior Proposal and any proposed related agreements in the form to be entered into. Buyer shall have ten (10) business days to deliver a written notice to the Depositary (the “Match Right Notice”) confirming that Buyer would like to purchase the Shares on substantially the same terms and conditions set forth in the Superior Proposal Notice (it being understood and agreed that, in the event of an amendment to the terms of such Superior Proposal, the Depositary shall not be entitled to enter into an agreement based on such Superior Proposal, as so amended, until ten (10) full business days following written notice to Buyer of a Superior Proposal Notice with respect to such Superior Proposal as so amended). If Buyer shall have delivered a Match Right Notice, the transaction shall be consummated on the terms thereof within five (5) business days, subject to the satisfaction or waiver of the conditions specified in Section 3. If (i) Buyer shall fail to deliver a Match Right Notice within the ten (10) business days set forth above or (ii) Buyer shall have delivered a notice confirming it does not chose to exercise the match right, then the Depositary shall be entitled to terminate this Agreement. In determining whether to terminate this Agreement in accordance herewith, the Depositary shall take into account any proposals made by Buyer to amend the terms of this Agreement and shall not terminate this Agreement unless, prior to the effectiveness of such termination, the Depositary, after considering the results of any such negotiations and any revised proposals made by Buyer, concludes that the Superior Proposal giving rise to the Superior Proposal Notice continues to constitute a Superior Proposal.

9. Transaction Statement and Beneficial Ownership Filings. As promptly as practicable after the date hereof, Buyer shall prepare and file with the SEC the Transaction Statement. The Depositary shall, and shall cause the Custodian to, cooperate with Buyer in the preparation and dissemination of the Transaction Statement and any similar documents required under Chilean law and any amendments thereto and shall furnish to Buyer any information relating to it required by the Securities Exchange Act of 1934, as amended, or any applicable Chilean law. Buyer shall use its commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect to the Transaction Statement and to cause the Transaction Statement to be mailed to the Company’s shareholders as promptly as reasonably practicable. The Depositary understands that promptly upon execution hereof, Buyer will file an amended Schedule 13D/A with the SEC, including a copy of this Agreement, and provide similar notices under Chilean law.

10. Further Assurances. Without limiting the other terms of this Agreement, after the Closing, the Depositary shall, and shall cause the Custodian to, execute and deliver, or shall cause to be executed and delivered from time to time, such further instruments of conveyance and transfer that may be required to convey and deliver the Sale Shares to Buyer and to perfect Buyer’s title thereto and to accomplish the transactions contemplated by this Agreement.

11. Termination.

(a) Prior to the Closing, this Agreement may be terminated and shall be of no further force or effect in the following events:

(i)	upon the written consent of each party hereto;

(ii)	by either party hereto, if the Closing Date has not occurred on or before September 9, 2015 (the “Outside Date”); provided that the right to terminate pursuant to this Section 11(a)(ii) shall not be available to a party hereto whose material breach of its covenants and agreements set forth in this Agreement was the primary cause of the failure of the Closing to occur by the Outside Date;

(iii)	by either party hereto, if an injunction, restraining order or decree of any nature shall have been issued by any court, governmental authority or regulatory agency of competent jurisdiction or any other restriction under applicable laws shall have been imposed that restrains or prohibits the consummation of the transactions contemplated by this Agreement, and such injunction, restraining order, decree or restriction shall have become final and non-appealable;

(iv)	by the Depositary if there has been a material breach, inaccuracy in or failure to perform any representation, warranty or covenant made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 3 and such breach, inaccuracy or failure (A) cannot be cured or (B) if capable of being cured, was not cured by Buyer by the earlier of (1) thirty (30) days after written notice thereof was given by the Depositary to Buyer or (2) the Outside Date; provided that the right to terminate pursuant to this Section 11(a)(iv) shall not be available to the Depositary if it is in material breach of any provision of this Agreement;

(v)	by Buyer if there has been a material breach, inaccuracy in or failure to perform any representation, warranty or covenant made by the Depositary pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 3 and such breach, inaccuracy or failure (A) cannot be cured or (B) if capable of being cured, was not cured by the Depositary by the earlier of (1) thirty (30) days after written notice thereof was given by Buyer to the Depositary or (2) the Outside Date; provided that the right to terminate pursuant to this Section 11(a)(v) shall not be available to Buyer if it is in material breach of any provision of this Agreement; or

(vi)	by the Depositary pursuant to and in accordance with Section 8(d) if a definitive agreement for a Superior Proposal has been entered into and Buyer has not delivered a Match Right Notice within ten (10) business days of the Depositary’s delivery of a Superior Proposal Notice pursuant to Section 8(d).

(b) In the event of the termination of this Agreement in accordance with the provisions of Section 11(a), written notice thereof shall promptly be given to the other party hereto and the transactions contemplated hereby shall be abandoned without further action by any of the parties hereto and without any further liability or obligation hereunder on the part of any party hereto or its respective affiliates; provided, however, that, notwithstanding a termination of this Agreement, each of the parties hereto shall remain liable for any prior breach of its respective covenants hereunder.

12. Miscellaneous.

(a) All representations, warranties and covenants contained herein shall survive the execution and delivery of this Agreement and the delivery of the Sale Shares.

(b) All fees and expenses incurred by any of the parties hereto shall be borne by the party incurring such fees and expenses, except that Buyer shall pay the Depositary’s reasonable out-of-pocket legal fees and disbursements of counsel directly arising from the negotiation, execution and delivery of this Agreement by the Depositary, including, for the avoidance of doubt, the Depositary’s obligations under Section 9.

(c) Any payment made pursuant to this Agreement shall be made in Ch$ delivered to a bank account in Chile, except that any payment by Buyer of the Depositary’s reasonable out-of-pocket legal fees and disbursements of counsel made pursuant to Section 12(b) will be made in United States dollars.

(d) The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

(e) This Agreement shall inure to the benefit of and be binding upon the parties hereto and their directors, officers, trustees, executors, heirs, legal representatives, successors and assigns. The Depositary may not and shall not assign its obligations hereunder and any assignment in violation of this sentence shall be void. Buyer may at its option assign this Agreement to any of its affiliates (including MetLife, Inc. and its subsidiaries). Nothing contained in this Agreement shall be deemed to give rise to any right in a person not a party hereto (other than any assignee of Buyer) or in the Depositary or Buyer on behalf of any such person to seek enforcement of, or damages arising out of any alleged default with respect to, any provisions of this Agreement.

(f) All notices and other communications under this Agreement shall be in writing and delivery thereof shall be deemed to have been made either (i) one (1) business day after such notice shall have been deposited with a nationally-recognized overnight courier service, or (ii) when delivered by hand or transmitted by e-mail transmission, to the party entitled to receive the same at the address or e-mail address indicated below or at such other address or e-mail address as such party shall have specified by written notice to the other parties hereto given in accordance herewith:

(i)	if to the Depositary, addressed to:

The Bank of New York Mellon

101 Barclay Street

New York, New York 10286

Attn.: ADR Administration

(ii)	if to Buyer, addressed to:

MetLife Chile Inversiones Limitada

c/o MetLife, Inc.

1095 Avenue of the Americas

New York, New York 10036

Attn.: Adam M. Hodes

E-mail address:

with a copy (which shall not constitute notice) to:

MetLife, Inc.

1095 Avenue of the Americas

New York, New York 10036

Attn.: Rolon A. Reed, III

E-mail address:

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attn.: Paola Lozano

E-mail address:

(g) This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(h) Each of Buyer and the Depositary have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be interpreted and construed as if drafted jointly by Buyer and the Depositary and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(i) Except to the extent required by applicable law or stock exchange regulations in the reasonable judgment of each of the Depositary’s or Buyer’s legal counsel, none of the Depositary or Buyer will, and none of the Depositary or Buyer will permit any of their affiliates or representatives to, issue or cause the publication of any press release or other public announcement with respect to or concerning the transactions contemplated by this Agreement without the prior written consent of the other party hereto.

(j) Prior to the Closing, each party hereto shall promptly notify the other party hereto in writing upon becoming aware of any events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which would reasonably be likely to result in a material breach of a representation or warranty or covenant of such party hereto in this Agreement or which would reasonably be likely to have the effect of making any representation or warranty of such party hereto in this Agreement untrue or incorrect in any material respect; provided that a breach of this Section 12(i) shall not be considered for purposes of determining the satisfaction of the closing conditions set forth in Section 3.

(k) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without reference to the conflict of laws principles thereof.

(l) Each of Buyer and the Depositary hereby irrevocably consents and agrees that any legal action or proceeding against it or any of its assets with respect to any of the obligations arising under or relating to this Agreement shall be brought by Buyer or by the Depositary exclusively in any state or federal court sitting in the State of New York, and by execution and delivery of this Agreement, Buyer and the Depositary hereby irrevocably submits to and accepts with regard to any such action or proceeding, for itself and in respect of its property, the exclusive jurisdiction of the aforesaid courts and irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any action therein. Each party hereto agrees that the summons and complaint or any other process in any action may be served by notice given in accordance with this Agreement, or as otherwise permitted by law. Each party hereto irrevocably waives the right to trial by jury.

(m) This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, whether oral or written, among the parties hereto with respect to the subject matter hereof. This Agreement may not be amended orally, but may only be amended by an instrument in writing signed by each of the parties hereto.

(n) This Agreement may be executed in any number of counterparts, including via electronic means, each of which shall, when executed, be deemed to be an original and all of which shall be deemed to be one and the same instrument.

[Signature Pages Follow]

IN WITNESS WHEREOF, and intending to be legally bound hereby, each of the undersigned parties has executed or caused this Agreement to be executed on the date first above written.

THE BANK OF NEW YORK MELLON

By:	/s/ Joanne DiGiovanni Hawke
Name: Joanne DiGiovanni Hawke
Title: Managing Director

[Signature Page to Share Purchase Agreement]

METLIFE CHILE INVERSIONES LIMITADA

By:	/s/ Randal W. Haase
Name: Randal W. Haase
Title: Authorized Representative

[Signature Page to Share Purchase Agreement]